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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*      SMITH, MICHAEL J.
                                                Flat 8, 25 Grande Parade
                                                Eastbourne, East Sussex
                                                BN 21 3BB


2.   Date of Event Requiring Statement (Month/Day/Year)     02/04/2000


3.   I.R.S Identification Number of Reporting Person, if an Entity
     (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol   EURO TRADE & FORFAITING,
                                                INC. ("ETFC")


5.   Relationship of Reporting Person to Issuer (Check all applicable)

             X   Director                            10% Owner
           -----                               -----
             X   Officer (give title below)          Other (specify below)
           -----                               -----

           President, Chief Executive Officer
           ----------------------------------


6.   If Amendment, Date of Original  (Month/Day/Year)     N/A


7.   Individual or Joint/Group Filing (Check applicable line)

            X   Form Filed by One Reporting Person
          -----

                Form Filed by More Than One Reporting Person
          -----

TABLE I - Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)                             Common Stock


2.   Amount of Securities Beneficially Owned (Instr. 4)       202,663


3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)   I


4.   Nature of Indirect Beneficial Ownership (Instr. 5)       (1)

* If the form is filed by more than one Reporting Person, see Instruction
  5(b)(v).
  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                    (Over)

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Form 3 (continued)

TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)                    N/A


2.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable                  Expiration Date


3.   Title and Amount of Securities Underlying Derivative Securities
     (Instr. 4)

          Title                     Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)


6.   Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:

(1) Michael J. Smith is an officer and director of MFC Bancorp Ltd., which owns all of the issued and outstanding Common Stock of MFC Merchant Bank S.A. (the "Bank"). The Bank owns 202,663 shares (the "Shares") of the Common Stock of Euro Trade & Forfaiting, Inc. Michael J. Smith is not an officer or director of the Bank and disclaims beneficial ownership of the Shares.


                          /s/ Michael J. Smith           February 10, 2000
                       -----------------------------     -----------------
                       Signature of Reporting Person**   Date
                       MICHAEL J. SMITH
                       DIRECTOR

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** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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